

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 8, 2021

Tiffany Meriweather
Chief Legal Officer and Corporate Secretary
ENJOY TECHNOLOGY, INC./DE
3240 Hillview Avenue
Palo Alto, California 94304

> **Re: ENJOY TECHNOLOGY, INC./DE**
> **Registration Statement on Form S-1**
> **Filed on October 28, 2021**
> **File No. 333-260568**

Dear Ms. Meriweather:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Janice Adeloye at 202-551-3034 or Mara Ransom at 202-551-3264 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: David Ambler